Filed Pursuant to Rule 253(g)(2)

File No. 024-12380

SUPPLEMENT NO. 4 DATED OCTOBER 7, 2024 TO
OFFERING CIRCULAR DATED FEBRUARY 21, 2024

Miso Robotics, Inc.

This Supplement No. 4 to the Offering Circular should be read in conjunction with the Offering Circular dated March 27, 2024, and supplemented on April 2, 2024, May 1, 2024, and June 3, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

·	Offering Circular is available HERE.
·	Supplement No. 1 is available HERE.
·	Supplement No. 2 is available HERE.
·	Supplement No. 3 is available HERE.

The purpose of this supplement is to add certain perks to the Offering Circular as described below.

Bonus Shares – Webinar Bonus

Individuals or entities that attend the Company’s pre-announced webinar will be eligible to receive Bonus Shares if they invest in the Offering in eligible amounts. The investor is eligible if they sign up for the webinar, attend the webinar for more than thirty minutes, and invest with the same email address.

Investors will be eligible for:

•	3% Bonus Shares on investments greater than or equal to $2,500 up to $10,000
•	5% Bonus Shares on investments greater than or equal to $10,000 up to $25,000

In aggregate with the existing Bonus Shares available to investors as Volume Perks, no investor will be eligible for more than 10% Bonus Shares.